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19007952

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equatex US Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, Suite 2211
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Stanek 646-880-9123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York City	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Kevin R. Stanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equatex US Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires 04/16/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equatex US Inc.

<u>(SEC I.D. No. 8-69607)</u>

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accounting Firm's Reports Thereon

December 31, 2018

Equatex US Inc.

Financial Statements and Supplemental Schedules

Contents

These financial statements and schedules are deemed confidential pursuant to subchapter (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Equatex US Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equatex US Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 25, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Equatex US Inc.

Statement of Financial Condition

As of December 31, 2018

ASSETS		
Cash	$	2,696,176
Cash Segregated Under Federal and Other Regulations		5,000,000
Receivable From Clearing Organization		2,097,440
Receivable From Customers		9,254,762
Other Receivables		375,615
Other Assets		49,169
Total Assets	$	19,473,162
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to Customers	$	9,254,762
Payable to Affiliate, net		1,703,429
Line of Credit Due To Affiliate		4,500,000
Accounts Payable and Accrued Expenses		290,348
Total Liabilities		15,748,539
Commitments (Note 10)		
Stockholder's Equity:		
Common stock ($0.01 par value: authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in Capital		4,130,000
Retained Deficit		(405,387)
		3,724,623
Total Liabilities and Stockholder's Equity	$	19,473,162

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Equatex US Inc., (the "Company" or "EUS") was organized on October 21, 2014 and effective February 12, 2016, the Company registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with substantially all of the US States and Territories except for the Virgin Islands and conducts its securities business in accordance with SEC Rule 15c3-3 on an Omnibus basis under the omnibus clearing agreement with Interactive Brokers ("IB") in Greenwich, Connecticut. The Company's main office is located in New York City, N.Y.

The Company is a Delaware Corporation and a wholly owned subsidiary of Equatex AG, a global share plan administrator (the "Parent", "Affiliate"), which, in turn, is wholly owned by Equatex Holding AG (the "Holding"), which is owned by Equatex Group Holding AG (the "Group"). On November 16, 2018, the Group was acquired by Computershare Limited. As a result of the acquisition, Computershare Limited became successor-in-interest to the Group including the Company.

The Company serves as the Parent's primary facilitator in the execution of transactions on behalf of the Parent's corporate clients' US participants' instructions when exercising their allocated stock plan option rights provided by the corporate client. These transactions are accounted for on an agency basis on U.S. and non-U.S. national exchanges. Such activities are settled by the Company through IB, a domestic clearing organization with the underlying transactions.

The Company's revenue is largely dependent on the trade execution of the Parent's corporate clients' US participants of share and compensation plans on an agency basis. In addition, in accordance with the Service Level Agreement ("SLA") with the Parent, the Company receives a markup for support services performed on behalf of the Group. Effective October 1, 2018, the Company's revenues are also derived from trade execution of its own US corporate clients (herein referred to as "Own Client"). See Note 8.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Accounting – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – For the purpose of the Statement of Cash Flows, the Company considers as cash and cash equivalents foreign currencies and all short-term investments with an original maturity of three months or less. In addition, restricted cash consists of cash segregated under Federal and other regulations.

2. Summary of Significant Accounting Policies - Continued

Translation of Foreign Currencies - The Company holds certain balances in foreign currency. The purpose of these balances is to facilitate transaction requests made by customers, corporate clients' US participants of share and compensation plans. The non-United States dollar currencies were remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition with gains and losses resulting from non-United States dollar currency transactions included in foreign exchange income on the Statement of Operations. For the year ended December 31, 2018, foreign exchange income is not material.

Cash Segregated Under Federal and Other Regulations – The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Security Deposits – The Company maintains a security deposit of $24,093 with the sublandlord under the operating sublease agreement. As of December 31, 2018, the security deposit is included with other assets in the Statement of Financial Condition.

Revenue – Beginning in January 2018, the Company accounts for revenue earned from the contracts with customers for the various services under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. As such, revenues for these services are recognized when performance obligations related to the underlying transactions are completed. The new guidance and its adoption has no significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method is not necessary.

Customer securities transactions and related revenue and brokerage and clearing expenses are recorded on a trade-date basis.

In accordance with the SLA, commission revenue net of commission expense, generated on behalf of the Parent's corporate clients are remitted back to the Parent. Service fee income from Parent relating to transactions on behalf of the Parent's corporate client US participants are recorded on a cost-plus basis and recognized when expenses are incurred by the Company. The Company believes that the performance obligations is satisfied as the expenses are incurred.

Commissions revenues generated by the Company for its own US Corporate client's plan participants ("Own Client") are recognized on a trade date basis as securities transactions occur and included in service fee income from Own Client in the Statement of Operations. The Company believes that the performance obligation is satisfied on the trade date basis because that is when the underlying financial transaction is executed. The Company also charges administration fees which are recognized monthly as the performance obligation relating to servicing their Own Client planned participants are rendered. At December 31, 2018, $139,146 is due and included in other receivables on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies - Continued

Income Taxes – FASB Accounting Standards Codification ("ASC") Topic 740, *Income Taxes ("FASB ASC 740")* requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year.

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

As of December 31, 2018, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Recent Accounting Pronouncements

In February 2017, the FASB issued ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires lessees to recognize the right-of-use asset and related lease liability for many operating leases now currently reported off-balance sheet under current GAAP. The update is effective for the Company using a modified retrospective approach for fiscal year commencing January 1, 2019. The Company expects to record a right-of use asset and related lease liability of approximately $166,000 upon the adoption of this accounting standard update, with minimal effect on net capital.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326)*: Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for the financial assets held at amortized cost to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial

2. Summary of Significant Accounting Policies - Continued

Recent Accounting Pronouncements - Continued

institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available- for-sale debt securities. The amendments in this ASU are effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

3. Receivables From Clearing Organization

The clearing and depository operations for the Company's transactions are provided by one clearing broker. This account consists of amounts receivable from commissions and fees with the clearing organization. Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis. Commission receivable from the clearing organization included in the Statement of Financial Condition amounted to $1,955,421.

4. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on plan participants' share transactions and executed on an Omnibus basis. The balance in these accounts as of December 31, 2018, amounted to $9,254,762 and reported both as a receivable from and payable to customers in the Statement of Financial Condition.

5. Computation for Determination of Reserve Requirements

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2018, the Company segregated cash of $5,000,000 in a Special Reserve Bank Account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). This Special Reserve Bank Account is included on the Statement of Financial Condition in cash segregated under federal and other regulations.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of (a) $250,000 or (b) 2% of aggregate debit items, as defined. Adjusted net capital, aggregate debit items requirements change from day to day. At December 31, 2018, the Company had net capital of $3,299,839 which was $3,049,839 in excess of minimum net capital.

7. Possession or Control Requirements

The Company carries and clears customers' accounts under an omnibus clearing arrangement with IB and maintains customers' funds fully segregated in a Special Reserve Bank Account at Metropolitan Bank for the exclusive benefit of customers.

8. Related Party Transactions

The Company is involved in significant related party transactions with the Parent. In the Statement of Financial Condition are assets and liabilities resulting from various activities with the Parent. In accordance with the SLA, the Company provides monthly operational support services to the Parent and in return receives the cost of the operational support services plus a markup.

The Company also has a line of credit with the Parent for a maximum drawdown of $10,000,000, at an interest rate of 6% per annum and maturing on October 23, 2026. As of December 31, 2018, the Company utilized $4,500,000 and reported it on the Statement of Financial Condition.

As of December 31, 2018, the gross payable due to the Parent of $1,966,845 resulted from commissions to be remitted, interest owed on the line of credit, and operational support to service Own Client. This amount is offset by a gross receivable from the Parent of $263,416 mainly from service fee income and clearance fees to be reimbursed. The net payable to the Parent of $1,703,429 is presented as a payable to affiliate, net, in the accompanying Statement of Financial Condition.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

9. Concentrations of Credit Risk

The Company and the Parent, through the use of technology and manual processes, perform daily reconciliations oversight over intraday balances held at Citibank. N.A. consisting of paying accounts segregated by currency. These paying accounts hold only client funds and are segregated from any other operating accounts of the Company. There is the risk that if any of the paying accounts are left with a significant balance overnight, there might not be enough time to instruct Citibank N.A. to transfer funds for purposes of satisfying and complying with the weekly customer reserve formula deposit requirement.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limit of $250,000 per depositor. As of December 31, 2018, the Company's amount in excess of the insured limit is $2,435,897. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

The Company's revenue from Own Client effective October 1, 2018, represents 100% of transactions from one corporate client as of December 31, 2018.

10. Commitment and Contingencies

The Company subleases its principal office space at 140 Broadway, New York City. The terms of the location provide for certain escalation clauses relating to taxes and operating expense payments.

The sublease will expire on October 30, 2020. The table below presents the approximate future minimum rental payments as of December 31, 2018.

Year Ended December 31, 18	Future Minimum Rental Payments	
2019	$	96,838
2020		80,698
	$	177,536

11. Indemnifications

In the normal course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 4% of compensation deposited by the employee as an elective contribution. Amounts deferred over 4% are not matched by the Company. Contributions are vested immediately at 100%.

13. Income Taxes

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2018, the Company's net operating loss carryforwards ("NOL") of approximately $29,000, $176,000, and $220,000, respectively, for federal, state and city purposes gave rise to a deferred tax asset of approximately $26,000 for which a full valuation allowance is provided due to the uncertainty of its realization. The NOL expires commencing in year 2037 through 2038. During 2018, the valuation allowance decreased by $184,000.

On December 22, 2017, the Tax Cut and Jobs Act was enacted, reducing the federal tax rate from 35% to 21%.

For the year ended December 31, 2018, management has determined that there are no uncertain tax positions. At December 31, 2018, the Company's income tax returns for the years 2015, 2016 and 2017 are subject to tax examinations by U.S. tax authorities.

14. Subsequent Events

The Company received a capital infusion of $2,500,000 from the Parent on January 3, 2019.

The Company is not aware of any other events that may have material effect on the financial statements.